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UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response …. 14.5
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROYAL MINES AND MINERALS CORP.
810 Peace Portal Drive, Suite 200,
Blaine, WA 98230
(Name of Issuer)

WILLIAM CHARLES TAO
3135 Villa Marbella Circle
Reno, NV 89509
(Name of Reporting Person)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
(360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the
following box [   ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Person: William Charles Tao
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 4,562,500 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 4,562,500 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,562,500 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.             SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Royal Mines And Minerals Corp. (formerly Centrus Ventures Inc.), a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 200, Blaine, WA 98230.

ITEM 2.             IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

William Charles Tao (the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is 3135 Villa Marbella Circle, Reno, NV 89509

C.	Present Principal Occupation and Employment:

The Reporting Person was appointed the sole director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company on October 5, 2007. Since 1989, the Reporting Person has acted in such capacities as consultant, managing director, officer, and other management roles in many different fields, including natural resources, capital financing, international trade, and chemical engineering. The Reporting Person has also published more than 30 publications in his area of expertise to date.

D.	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is a citizen of the United States.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective on October 6, 2007, the Company completed the acquisition of Royal Mines Inc. (“RMI”). The acquisition of RMI was completed by way of a “triangular merger” pursuant to the provisions of the Agreement and Plan of Merger (the “First Merger Agreement”) among RMI, the Company and the Company’s wholly owned subsidiary, Royal Mines Acquisition Corp. (“Centrus Sub”). Under the terms of the First Merger Agreement, RMI was merged with and into Centrus Sub, with Centrus Sub continuing as the surviving corporation (the “First Merger”). Immediately following the completion of the First Merger, the Company completed a second merger whereby Centrus Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Second Merger”). As part of the Second Merger, the Company changed its name from “Centrus Ventures Inc.” to “Royal Mines And Minerals Corp.”

Under the terms and conditions of the First Merger Agreement, each share of RMI common stock issued and outstanding immediately prior to the completion of the First Merger was converted into one share of the Company’s common stock.

Accordingly, the Reporting Person was issued 4,562,500 shares of the Company’s common stock in exchange for his shares held in RMI.

ITEM 4.             PURPOSE OF TRANSACTION

The purpose of the transaction was to merge the businesses of RMI and the Company.

Other than as described above, there are no plans or proposals that the Reporting Person is aware of which relate to or would result in a material change to the Company.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of October 6, 2007, the Reporting Person beneficially owns the following securities of the Company:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
William Charles Tao	Common Stock	4,562,500 (direct)	9.9%

(1) As of October 6, 2007, the Company had 46,152,252 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

All of the 4,562,500 shares of the Company’s common stock beneficially owned by the Reporting Person are owned directly by the Reporting Person who possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

Other than the acquisition of the Company Shares on October 6, 2007 on completion of the Merger, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2007
/s/ William Charles Tao
WILLIAM CHARLES TAO